FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Start of Enrolment
in U.S. Phase 2 Pancreatic Cancer Clinical Trial

CALGARY, AB, --- May 26, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that the Cancer Therapy & Research Center at the University of Texas Health Science Center in San Antonio (CTRC) has started patient enrolment in a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer.  The Principal Investigator is Dr. Monica Mita of the CTRC.

“Pancreatic cancer has a dismal prognosis and no drugs have shown significant clinical benefit when added to gemcitabine for this patient population,” said Dr. Mita.  “We are extremely pleased to initiate this study and to have this promising treatment option for our patients.”

“There is good rationale for moving forward with this first-line treatment combination, as our completed U.K. combination REOLYSIN and gemcitabine clinical trial (REO 009) in patients with various advanced cancers resulted in disease control for a majority of the evaluable patients,” said Dr. Brad Thompson, President and CEO of Oncolytics.

The trial (REO 017) is a single arm, open-label, Phase 2 study of REOLYSIN given intravenously with gemcitabine every three weeks.  Up to 33 patients are expected to be treated in this trial.

Eligible patients include those with advanced or metastatic pancreatic cancer with measurable disease who have not received any prior chemotherapy or biotherapy.

The primary objective of the Phase 2 trial is to determine the clinical benefit rate (complete response (CR) + partial response (PR) + stable disease (SD)) of intravenous multiple doses of REOLYSIN in combination with gemcitabine in patients with advanced or metastatic pancreatic cancer.  The secondary objectives are to determine the progression-free survival, and to determine the safety and tolerability of REOLYSIN when administered in combination with gemcitabine.

This trial is part of a broad preclinical and clinical collaboration with the CTRC that will involve up to five, open-label, Phase 2 studies exploring the use of REOLYSIN in combination with chemotherapy for various cancer indications.

About Pancreatic Cancer
The American Cancer Society estimates that 42,470 Americans were diagnosed with pancreatic cancer and 35,420 Americans died from the disease in 2009, making this type of cancer the fourth leading cause of cancer death in the United States.

For more information about pancreatic cancer, please go to www.cancer.org.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

The Cancer Therapy & Research Center (CTRC) at The University of Texas Health Science Center at San Antonio is one of the elite academic cancer centers in the country to be named a National Cancer Institute (NCI) Designated Cancer Center, and is one of only three in Texas.  A leader in developing new drugs to treat cancer, the CTRC Institute for Drug Development (IDD) conducts one of the largest oncology Phase I clinical drug programs in the world, and participates in development of cancer drugs approved by the U.S. Food & Drug Administration.  For more information, visit www.ctrc.net.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase 2 combination REOLYSIN/gemcitabine clinical trial for patients with pancreatic cancer, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com